Exhibit 12.1

Freescale Semiconductor Holdings I, Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Successor			Predecessor
	Year Ended December 31, 2008(3)	Year Ended December 31, 2007(3)	December 2 through December 31, 2006(3)	January 1 through December 1, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Earnings:
Earnings (loss) before income taxes (1)	$(8,477)	$(2,499)	$(2,521)	$420	$624	$266
Less: Capitalized interest	—	—	—	—	—	—
Add: Fixed charges (per below)	665	846	72	107	104	71

Total earnings (loss) (2)	$(7,812)	$(1,653)	$(2,449)	$527	$728	$337

Fixed charges:
Interest expense	$659	$834	$71	$93	$85	$51
Rent expense interest factor	6	12	1	14	19	20

Total fixed charges	$665	$846	$72	$107	$104	$71

Ratio of earnings to fixed charges	—	—	—	4.9	7.0	4.7

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees.

(2)	As defined in Item 503(d) of SEC Regulation S-K.

(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 and 2007 and the period from December 2, 2006 through December 31, 2006 by $8.5 billion, $2.5 billion and $2.5 billion, respectively.